Exhibit 99.1

Sibanye Gold Limited
Reg. 2002/031431/06
MARKET RELEASE	Incorporated in the Republic of South Africa
Share code: SGL
ISIN — ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye”, “the Company” and/or “the Group”)

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OF AMERICA (EXCEPT TO QUALIFIED INSTITUTIONAL BUYERS), AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL

Sibanye receives affirmative credit ratings ahead of bond issue

Westonaria, 7 June 2017: Sibanye is pleased to announce that it has received a Ba2 rating from Moody’s Investors Service (“Moody’s”) with a stable outlook and a B+ rating with a positive outlook from S&P Global Ratings (“S&P”).

In assigning the Ba2 (stable) corporate family rating to Sibanye, Moody’s noted that it reflects Sibanye’s solid business profile underpinned by diversified metal production revenues, as well as the Company’s track record of setting and sticking to conservative financial policies. The ratings outlook assumes Sibanye will: “deleverage as planned, following the addition of the Stillwater acquisition debt and the successful integration of the new mining assets”.

S&P noted that the assigned B+ (positive) rating reflects its view that Sibanye will: “generate positive discretionary cash flow after the Stillwater acquisition that should enable it to gradually reduce leverage in line with its stated financial policy”.

“The affirmative credit ratings endorse Sibanye’s maturing business model and the value that is being created by our recent acquisitions. Refinancing the Stillwater acquisition bridge facility is a key focus area of ours and hence these ratings are a positive step forward in establishing an appropriate long-term capital structure for Sibanye.” said Neal Froneman, CEO of Sibanye.

Sibanye also announces it has mandated Citi, HSBC, Barclays as Global Coordinators and Bookrunners, as well as Credit Suisse and Standard Bank as Bookrunners of a proposed US$1bn bond offering, the rating of which is expected to be in line with the newly obtained corporate ratings. The proceeds of the issuance will be used to refinance part of the bridge loan facility obtained by Sibanye to finance the acquisition of Stillwater Mining Company.

ENDS

Sibanye Investor Relations Contact:

James Wellsted

SVP Investor Relations

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Savannah Maziya* Robert Chan* Timothy Cumming* Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan* Cain Farrel (Corporate Secretary) (*Non-Executive)

www.sibanyegold.co.za

Sibanye Gold Limited

+27 (0) 83 453 4014

james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Forward-looking Statements

This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “forecast”, “expect”, “plans”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

This announcement is for informational purposes only and does not constitute: (i) an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction; or (ii) investment advice in any jurisdiction relating to the securities discussed herein.

This announcement is not an ‘‘offer to the public’’ as defined in Section 95(1)(h) of the Companies Act, 2008, as amended nor does it call attention to or advertise an offer to the public.